

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 10, 2017

Via E-mail
Anish Bhatnagar, M.D.
Chief Executive Officer
Soleno Therapeutics, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

**Re:    Soleno Therapeutics, Inc.**
**Amendment No. 1 to Form 8-K**
**Filed April 10, 2017**
**File No. 001-36593**

Dear Dr. Bhatnagar:

We have completed our limited review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:    Elton Satusky, Esq.
       Wilson Sonsini Goodrich & Rosati